# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSACT TECHNOLOGIES INC, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common Stock, par value $0.01 par value
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, BRC Group Holdings, Inc.,, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- BRC Group Holdings, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100,010; sole dispositive power 0; shared dispositive power 100,010; aggregate amount beneficially owned 100,010 (0.97% of the class)
  Comment: Percent of class is calculated based on 10,276,279 shares of common stock, par value $0.01 (the "Common Stock"), of TransAct Technologies, Inc. (the "Issuer") outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2026 (the "10-Q").
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percent of class is calculated based on 10,276,279 shares of Common Stock of the Issuer outstanding as of April 30, 2026, as reported by the Issuer in the 10-Q.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 100,010; shared voting power 0; sole dispositive power 100,010; shared dispositive power 0; aggregate amount beneficially owned 100,010 (0.97% of the class)
  Comment: Percent of class is calculated based on 10,276,279 shares of Common Stock of the Issuer outstanding as of April 30, 2026, as reported by the Issuer in the 10-Q.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 100,010; sole dispositive power 0; shared dispositive power 100,010; aggregate amount beneficially owned 100,010 (0.97% of the class)
  Comment: Percent of class is calculated based on 10,276,279 shares of Common Stock of the Issuer outstanding as of April 30, 2026, as reported by the Issuer in the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value
Name of issuer: TRANSACT TECHNOLOGIES INC
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Comment: This Amendment No. 7 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 6, 2022, as amended by Amendment No. 1 filed with the SEC on April 14, 2022, as amended by Amendment No. 2 filed with the SEC on May 13, 2022, as amended by Amendment No. 3 filed with the SEC on October 11, 2022, as amended by Amendment No. 4 filed with the SEC on November 14, 2024, as amended by Amendment No. 5 filed with the SEC on April 2, 2025 and as amended by Amendment No. 6 filed with the SEC on September 2, 2025 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransAct Technologies, Incorporated, a Delaware corporation (the "Issuer" or "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. As of the date hereof, BRF Investments, LLC ("BRFI") has ceased to be the beneficial owner of shares of the Issuer's Common Stock.

2. As of the date hereof, B. Riley Securities, Inc. ("BRS") beneficially owned directly 100,010 shares of Common Stock, representing 0.97% of the Issuer's Common Stock. BRS is an indirect subsidiary of BRC Group Holdings, Inc. ("BRC"). BRC may be deemed to indirectly beneficially own the Shares held by BRS.

3. Bryant R. Riley may beneficially own 100,010 shares of Common Stock, representing 0.97% of the Issuer's Common Stock outstanding and held directly by BRS. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except for the transactions described in Schedule A of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 22, 2026, the Reporting Persons collectively beneficially own less than 5.0% of the Issuer's outstanding Common Stock. Accordingly, this Amendment No. 7 constitutes the final amendment to the Schedule 13D on behalf of the Reporting Persons, and the reporting obligations of the Reporting Persons under Section 13(d) have terminated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A Transactions within the Past 60 Days of BRFI

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (05/27/2026)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (05/27/2026)
- B. Riley Securities, Inc.: /s/ Frank Pigott, Frank Pigott/General Counsel and Secretary (05/27/2026)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (05/27/2026)